UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42381

INNEOVA Holdings Limited

(Registrant’s name)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

An annual general meeting (the “Meeting”) of INNEOVA Holdings Limited, a Cayman Islands exempted company (the “Company”) was held at 14 Ang Mo Kio Street 63, Singapore 569116, at 10 a.m. (Singapore Time) on September 3, 2026.

At the close of business on August 18, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”), 12,170,624 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares (together the “Ordinary Shares”) outstanding and eligible to vote. Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at the Meeting and each Class B ordinary shall be entitled to one hundred (100) votes on all matters subject to the vote at the Meeting. Qualifying holders of 10,216,989 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted on the following resolutions, with the voting results set forth below:

ORDINARY RESOLUTION 1:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT,

a)	Neo Chin Aik be re-elected as a director of the Company; and
b)	Koh Chin Chye be re-elected as a director of the Company.

Voting Results for Resolution 1a.

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes: Percentage of Votes Cast:	410,215,634 >99.99%	1,355 <0.01%	0 0.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	10,215,634 >99.99%	1,355 <0.01%	0 0.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,000,000 100.00%	0 0%	0 0%

Voting Results for Resolution 1b.

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes: Percentage of Votes Cast:	410,215,634 >99.99%	1,355 <0.01%	0 0.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	10,215,634 >99.99%	1,355 <0.01%	0 0.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,000,000 100.00%	0 0%	0 0%

Ordinary Resolutions 1a and 1b passed.

ORDINARY RESOLUTION 2:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

the re-appointment of YCM CPA Inc. as independent auditor of the Company for the financial year ending December 31, 2026 be ratified.

Voting Results for Resolution 2.

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes: Percentage of Votes Cast:	410,211,844 >99.99%	145 <0.01%	5,000 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	10,211,844 99.95%	145 <0.01%	5,000 0.05%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,000,000 100.00%	0 0%	0 0%

Ordinary Resolution 2 passed.

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ORDINARY RESOLUTION 3:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

a)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

b)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Voting Results for Resolution 3.

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes: Percentage of Votes Cast:	410,210,006 >99.99%	6,881 <0.01%	102 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	10,210,006 99.93%	6,881 0.07%	102 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,000,000 100.00%	0 0%	0 0%

Ordinary Resolution 3 passed.

ORDINARY RESOLUTION 4:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Voting Results for Resolution 4.

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes: Percentage of Votes Cast:	410,210,488 >99.99%	6,400 <0.01%	101 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	10,210,488 99.94%	6,400 0.06%	101 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,000,000 100.00%	0 0%	0 0%

Ordinary Resolution 4 passed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEOVA Holdings Limited

Date: September 4, 2026	By:	/s/ Neo Chin Heng
	Name:	Neo Chin Heng
	Title:	Chief Executive Officer

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